SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

InspireMD, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

45779A846
(CUSIP Number)

May 12, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45779A846	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Marshall Wace North America L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,860,405 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,860,405 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,860,405 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 45779A846	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON MW XO Health Innovations Fund, LP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,860,405 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,860,405 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,860,405 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 45779A846	13G	Page 4 of 8 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is InspireMD, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 4 Menorat Hamaor St., Tel Aviv, Israel.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Marshall Wace North America L.P., a Delaware limited partnership (the "Investment Manager"), with respect to the shares of Common Stock directly held by the MW Fund (as defined below) for which it manages certain assets; and

(ii)	MW XO Health Innovations Fund, LP., a Delaware limited partnership (the "MW Fund"), with respect to the shares of Common Stock (as defined below) directly held by it.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The named investment manager of the MW Fund is Marshall Wace LLP. Certain assets, including the shares of Common Stock, of the MW Fund are managed by the Investment Manager.

The filing of this statement should not be construed as an admission that any of the foregoing persons is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of the MW Fund is Waystone, Suite 5B201, One Nexus Way, Camana Bay, Grand Cayman, KY1-1103, Cayman Islands; and the address of the business office of the Investment Manager is 350 Park Avenue, 18th Floor, New York, NY, 10022.

Item 2(c).	CITIZENSHIP:

The MW Fund is a Delaware limited partnership. The Investment Manager is a Delaware limited partnership.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.0001 per share (the "Common Stock").

CUSIP No. 45779A846	13G	Page 5 of 8 Pages

Item 2(e).	CUSIP NUMBER:

45779A846

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The percentages reported herein are calculated based upon 18,622,664 shares of Common Stock outstanding, which is the sum of (i) 8,356,394 shares of Common Stock outstanding as of May 14, 2023 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023 filed with the Securities and Exchange Commission on May 15, 2023 and (ii) 10,266,270 shares of Common Stock issued in the private placement disclosed by the Company in the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 15, 2023.

CUSIP No. 45779A846	13G	Page 6 of 8 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each Reporting Person hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 45779A846	13G	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: May 22, 2023

MARSHALL WACE NORTH AMERICA L.P.

By:	/s/ Jon May
Name: Jon May
Title: Authorized Signatory

MW XO HEALTH INNOVATIONS FUND, L.P.
By: MW XO Health Innovations Fund GP Ltd, in its capacity as general partner of the MW Fund

By:	/s/ John May
Name: John May
Title: Authorized Signatory

CUSIP No. 45779A846	13G	Page 8 of 8 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: May 22, 2023

MARSHALL WACE NORTH AMERICA, L.P.

By:	/s/ Jon May
Name: Jon May
Title: Authorized Signatory

MW XO HEALTH INNOVATIONS FUND, L.P.,
By: MW XO Health Innovations Fund GP Ltd, in its capacity as general partner of the MW Fund

By:	/s/ Jon May
Name: Jon May
Title: Authorized Signatory